

Mail Stop 3030

January 27, 2017

Via E-mail
Ronen Faier
Chief Financial Officer
SolarEdge Technologies, Inc.
1 HaMada Street
Herziliya Pituach 4673335, Israel

> **Re:** **SolarEdge Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed August 17, 2016**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
> **Filed November 9, 2016**
> **File No. 001-36894**

Dear Mr. Faier:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Exhibits 32.1 and 32.2

1.   We note that your Section 906 certifications are not dated. Please file a full amendment to your June 30, 2016 Form 10-K that includes the entire filing, including Exhibit 31 certifications, together with corrected Exhibit 32 certifications that are dated as of the date you file the amendment.

Form 10-Q Fiscal Quarter Ended September 30, 2016

Exhibits 31.1 and 31.2

2.   We note these certifications do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

                        Sincerely,

                        /s/ Lynn Dicker for

                        Kevin J. Kuhar
                        Accounting Branch Chief
                        Office of Electronics and Machinery